THE Sportsman's Guide®
A Catalog & Internet Company

Annual Report 2001



Online Shopping | Clothing | Footwear | Hunting | Fishing & Marine | Camping & Hiking | Buyer's Club

www.sportsmansguide.com


THE Sportsman's Guide
A Catalog & Internet Company

This building houses our executive offices, warehouse, distribution and telemarketing centers and retail outlet. Our facility covers more than 330,000 square feet.

About the Company

The Sportsman's Guide offers value-priced outdoor gear and general merchandise, with a special emphasis on outdoor clothing, equipment and footwear, sold through both catalogs and Internet Web sites. Our Web sites include www.sportsmansguide.com, and www.bargainoutfitters.com. In 2001, we mailed 48 million catalogs to existing and prospective customers.

Forward-Looking Statements

This report may contain forward-looking statements within the meaning of the federal securities laws. Actual results could differ materially from those projected in the forward-looking statements due to a number of factors, including, but not limited to, general economic conditions, a changing market environment for our products and the market acceptance of our catalogs and Internet sites.

Financial Highlights

(In thousands, except per share data)	*2001*	*2000*	*1999*	*1998*	*1997*
Sales	$ 169,675	$ 154,938	$ 188,073	$ 165,383	$ 147,950
Earnings (loss) from operations	4,339	(2,398)	1,126	3,075	5,049
Net earnings (loss)	2,753	(3,189)	12	1,416	2,475
Diluted per share	.58	(.67)	—	.31	.85
EBITDA	6,075	1,341*	2,979	4,541	6,461
Internet-generated sales	36,199	23,720	14,458	1,267	—
Inventory	21,076	22,805	37,403	27,855	23,841
Working capital	12,957	8,526	11,222	12,444	2,658
Shareholders' equity	$ 16,343	$ 13,590	$ 16,776	$ 16,757	$ 6,365

** Before one-time charges*


Sales
(thousands)
$ 200,000
175,000
150,000
125,000
100,000
75,000
50,000
25,000
0
97
98
99
00
01


Earnings (Loss) from Operations (thousands)
6,000
5,000
4,000
3,000
2,000
1,000
0
-1,000
-2,000
-3,000
97
98
99
00
01


EBITDA
(thousands)
$ 7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
97
98
99
00
01


Internet-generated Sales
(thousands)
$ 40,000
36,000
32,000
28,000
24,000
20,000
16,000
12,000
8,000
4,000
0
97
98
99
00
01


Inventory
(thousands)
$ 40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
97
98
99
00
01


Shareholders' Equity
(thousands)
$ 20,000
17,500
15,000
12,500
10,000
7,500
5,000
2,500
0
97
98
99
00
01

To Our Shareholders

In 2001 we experienced a remarkable turnaround at The Sportsman's Guide. During the year we were able to meet or exceed all the goals that we set for ourselves, including increasing Buyer's Club members, increasing catalog response rates and Internet-related orders and greatly strengthening our balance sheet and cash position. Primarily due to the turnaround strategies we began implementing in late 2000, we are pleased to report a profitable year.



For the year ended December 31, 2001, we reported net earnings of $2.8 million or $0.58 per share on revenues of $169.7 million, compared to a net loss of $(3.2 million) or $(0.67) per share on sales of $154.9 million in 2000. Earnings before interest, taxes, depreciation and amortization were approximately $6.1 million for the year. Our significant improvement in results year-over-year reflects several factors: a 10 percent increase in sales, a more effective mail plan with lower circulation and improved customer response rates, lower fixed costs and a reduction in the effective tax rate due to the reversal of a previously established deferred tax asset reserve—the year's fully diluted earnings per share would have been $0.49 without the benefit. We also note that our 2000 results reflected one-time fourth quarter charges of nearly $1.7 million due to steps taken to restructure our business and included costs related to executive and employee severance and to the closing of a retail outlet store.

During the year, we realized considerable benefit from the steps we took to refocus the business. We are particularly pleased with the success of our online initiatives. Customer use of our cost-efficient Internet sales channel amounted to 21 percent of total sales for the year, compared to 15 percent in 2000. To achieve this, we devised various affiliate programs, combined guideoutdoors.com and sportsmansguide.com to leverage our brand awareness, and successfully integrated distributor inventories with our own to allow us to offer additional online products to customers without any additional inventory risk.

We expect Internet-related sales to continue to grow and be a key component of our business going forward.





According to a study conducted by Ernst & Young, in 2000 virtually all consumers (98 percent in the U.S.) who have already purchased items online say they plan to continue their online buying, with a majority indicating that they expect to somewhat or greatly increase their purchases in the next 12 months. Among consumers who have not yet boarded the Internet or online shopping bandwagon, 63 percent expect to do so in the next 12 months.



Gregory R. Binkley,
President, Chief Executive Officer



Another large step we took was to overhaul our mail plan, reducing catalog frequency while at the same time increasing customer response rates. We eliminated mailings to unprofitable customer segments and combined clothing/footwear specialty catalogs with monthly main catalogs to reduce saturation and produce a more cost-effective mail plan. In accordance with our plans, catalog circulation was reduced by 23 percent compared to the previous year. Following these reductions and several marketing and merchandising strategies, customer response rates per catalog improved significantly.







Additionally, we exceeded our goal of increasing Buyer's Club memberships, which reached more than 250,000 by year-end 2001, an all-time high. We plan to continue developing exclusive benefits for these important customers, such as the Buyer's Club Advantage™ catalog. We also created an additional way for customers to learn about and become Buyer's Club members through an enrollment option we added to our Web site. We plan to continue building this profitable segment of our customer base going forward, setting 300,000 as our 2002 membership goal.



We are very pleased to report that our balance sheet was greatly improved in 2001. Currently, we have $8.6 million in cash with no outstanding bank advances, which resulted in lower interest expense for the year. This stronger balance sheet puts us in a position to take advantage of future growth opportunities.





As we head into 2002, we are excited about the possibilities for The Sportsman's Guide. Going forward, we will continue to monitor the effectiveness of our multi-channel sales strategies, as well as our inventory levels, so that we can keep costs down and revenues up. Overall, we are confident that we will continue to improve our business model and, in the process, enhance shareholder value. In closing, we would like to thank our customers, our associates, our management, directors and shareholders for their continued commitment and support.

Sincerely,

Gregory R. Binkley
President, Chief Executive Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2001

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from   to

Commission file number 0-15767

THE SPORTSMAN'S GUIDE, INC.
(Exact name of registrant as specified in its charter)

Minnesota	41-1293081
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

411 Farwell Avenue, South St. Paul, Minnesota 55075
(Address of principal executive offices)

(651) 451-3030
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.01 per share
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

As of February 21, 2002, the aggregate market value of the registrant's Common Stock held by non-affiliates was approximately $20,489,424 based on the last reported sale price of the Common Stock on such date on the NASDAQ SmallCap Market.

As of February 21, 2002, there were 4,748,810 shares of the registrant's Common Stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's Proxy Statement for its Annual Meeting of Shareholders on April 25, 2002 are incorporated by reference into Part III of this Form 10-K.

PART I

Item 1. Business

We are a leading marketer of value priced outdoor gear and general merchandise, with a special emphasis on outdoor clothing, equipment and footwear. We market and sell our merchandise through two primary channels:

- catalogs; and
- e-commerce Web sites.

Our catalogs as well as our Web sites offer high quality products at low prices. Our catalogs are advertised as The "Fun-to-Read" Catalog® and our primary Web site is advertised as the "Fun-to-Browse" Website®. Our Web sites include www.sportsmansguide.com, our online retail store modeled on our print catalogs featuring e-commerce and content, and www.bargainoutfitters.com, our online liquidation outlet.

Our business was started in 1970. We were incorporated under the laws of the State of Minnesota on March 23, 1977. Our principal executive offices are located at 411 Farwell Avenue, South St. Paul, Minnesota 55075 and our telephone number is (651) 451-3030.

Industry Overview

The Outdoor Sports Industry. Statistics from the National Sporting Goods Association ("NSGA") estimate the total annual outdoors market at $7.0 to $8.0 billion. In terms of sports, camping continues to be the leading individual category, followed by hiking and hunting, biking and fishing.

NSGA findings show an increase in overall athletic and sport clothing sales of 4% in 2001. Athletic and sport footwear showed an increase of 4%, with trail running shoes reported as the most popular footwear and showing an increase in sales of 8%. Hunting boots were the most expensive item in the footwear market and continued with a strong increase of $169 million in sales for 2001, a 22.8% increase over the previous year. Discount stores and mail order catalogs received the largest percentage of units sold for hiking and hunting boots.

The Catalog Industry. Catalog sales in 2001 continued to grow. Research conducted by the Direct Marketing Association ("DMA") in late 2001 revealed that catalog sales increased at more than twice the rate of overall retail growth. Overall catalog sales have been projected to total $128 billion in 2002 and increase to $160 billion by 2006.

Online Shopping Industry. Looking toward the future, continued robust growth in online shopping is expected. The Internet remains the fastest-growing direct marketing medium. The DMA expects Internet generated sales to reach $37.1 billion in 2001, up 32% from 2000 sales.

According to a study conducted by Ernst & Young, virtually all consumers (98% in the U.S.) who have purchased items online say they plan to continue their online buying, with a majority indicating that they expect to somewhat or greatly increase their purchases in the next 12 months. Among consumers who have not yet shopped online, 63% expect to do so in the next 12 months.

In the same study by Ernst and Young, approximately 77% of online shoppers worldwide reported an increase in online spending, and 25% reported purchasing apparel online during the past 12 months. Not only are more consumers beginning to spend more and shop in a wider range of categories, but 97% of shoppers intend to continue shopping online, and the majority expect to spend more and buy more products. This indicates that consumers are beginning to accept the electronic form of purchasing and the medium is expected to keep growing as consumers become more comfortable.

Our Catalogs

We publish main, specialty and Buyer's Club editions of The Sportsman's Guide catalog. We mailed approximately 48 million catalogs to existing and prospective customers in 2001.

Format. Our catalogs are designed to be fun and entertaining. Every merchandise offering uses a highly promotional format that features various items at sale prices. Unique to us is our product description, or copy. The catalogs make creative and expansive use of art and copy to extensively describe products with humorous text, call-outs, photos and photo captions. Copy is written in the first person from Gary Olen to the reader. The catalogs are perceived by customers as having entertainment value and are advertised as The "Fun-to-Read" Catalog®.

Types and Purposes. Main catalog editions are mailed eleven months of the year and offer selections of our best selling products in a variety of product categories. We also use our main catalog as our primary prospecting catalog to test new names and new products. Response data from main catalog mailings are used to create specialty catalogs. New customers continue to receive monthly main catalogs in addition to specialty catalogs featuring the product categories in which they have shown an interest through past purchases.

Specialty catalogs contain wide selections of products from a single product category. We identify the product categories for our specialty catalogs based on demand generated for certain categories in our main catalogs. During 2001, we published 16 specialty catalogs targeting buyers of military surplus, camping equipment, shooting supplies, footwear and apparel, hunting equipment and holiday gifts. The specialty titles allow us to utilize a customized marketing plan for individual consumer groups thereby maximizing response rates and minimizing advertising costs as a percentage of sales. We believe that our specialty catalog titles have been an important component in our sales growth and have allowed us to expand our sales to existing customers and to broaden sales to new customers beyond our historical customer profile.

The Buyer's Club Advantage™ catalogs offer a wide variety of product selections with sneak previews and exclusive deals for club members only. During 2001, we published nine Buyer's Club Advantage™ editions ranging from 24 to 48 pages per edition. We believe the club catalogs, as well as the growth in our club memberships, have been an important component of our sales and profitability growth in 2001.

Creative. All catalogs are created and designed in-house by our creative services department which produces the advertising copy and layouts for each catalog. Substantially all of the photographs used in the catalogs are taken at our in-house photo studio. Artwork and copy for the catalog are transmitted in digital format from our desktop publishing systems to a pre-press vendor and then to the printer, which prints and mails the catalogs. These capabilities allow us to preserve the catalog's distinctive character and allow us greater control of the catalog production schedule, which reduces the lead time necessary to produce catalogs. We are able to prepare and mail a catalog in approximately 75 days. This allows us to offer new merchandise quickly to our customers, thereby maximizing pricing opportunities while minimizing inventory carrying costs. Because we use a value-oriented sales approach, we are able to use a lower weight and grade of paper than our competitors to reduce our catalog production and postage costs.

Our Web Sites

Our Web sites offer online shopping as well as online content-rich resources and information for the outdoor enthusiast. Our online retail stores generated over $36.0 million in sales in 2001 compared to $1.3 million in 1998. Product sales on the sites accounted for over 23% of our sales in the fourth quarter of 2001 compared to less than 1% for all of 1998. The GuideOutdoors NetworkTM includes the following Web sites:

- **sportsmansguide.com**, our online retail store and community/destination portal for the outdoor enthusiasts; and
- **bargainoutfitters.com**, our online liquidation outlet.

sportsmansguide.com. Our sportsmansguide.com site is our online retail store which was launched in April 1998. We began posting our catalogs and full product offerings on the site in February 1999.

Our sportsmansguide.com site is modeled on our print catalogs. The site translates the distinctive look and editorial voice of our print catalog onto the Internet, adding interactive functionality to make shopping an entertaining experience. The site is designed to be fun-to-browse and easy to use, enabling the ordering process to be completed with a minimum of customer effort. The site is advertised as The "Fun-to-Browse" Website®. The site allows customers to order merchandise from print media, view current catalogs and request mailed catalog copies. E-mail addresses are collected through an optional program. E-mail broadcast messages, which include a variety of specialized product offerings, are delivered to 677,000 participants on a weekly basis.

In April 2001, we merged the previous Web site, guideoutdoors.com, with the sportsmansguide.com Web site. In joining the two Web sites, we believe that we have built a stronger site which now includes the full-line product selection from Guide Outdoors together with the huge selection of discount priced name brand items from The Sportsman's Guide, all within a community environment. The sportsmansguide.com site has been expanded to offer full-line selections of camping, fishing, footwear, clothing, hunting, archery, marine, all-terrain vehicles, snowmobiles and hiking products at discount prices. The community content within the sportsmansguide.com provides a broad and deep selection of resources and information updated regularly covering all aspects of the outdoor experience. Within the community content, the Web pages include articles on hiking, hunting, fishing and camping experiences, DNR information, local and national weather forecasts, tips and hints on planning an upcoming outdoor event, photo galleries and maps. The site includes a link to our liquidation outlet site.

bargainoutfitters.com. The bargainoutfitters.com site is our online liquidation outlet launched in November 1999. The site offers clothing and footwear products as well as home and domestics, tools, government surplus, automotive and electronic products that are deeply discounted, discontinued or overstocked.

Merchandising

Our products originally were limited to a small selection of merchandise targeted to the deer hunter. Our product offerings have gradually evolved to a broader range of merchandise intended to appeal to the value-oriented outdoorsman. We offer a changing mix of products.

Products. We offer a large selection of high value products at low prices. These products include clothing, footwear, hunting and shooting accessories, camping and outdoor recreation equipment, optics, electronics, personal accessory items and a diverse range of additional offerings. Within the sportsmansguide.com Web site, we are able to carry deeper and more diverse product lines and merchandise categories than we have traditionally offered through the catalog. In the last five years, we have aggressively pursued a strategy to provide manufacturers' close-outs of name brand shoes, boots, apparel and general merchandise, as well as government surplus from around the world and private label products through our direct import programs. Over time, our product offerings and marketing efforts have broadened to include those interested in pursuing and living the outdoor lifestyle in general and the value-oriented outdoorsman in particular. The table below indicates our percentage of sales by product category for 2001:

Product Category	% of Sales	Product Category	% of Sales
Clothing and Accessories	22.4%	Novelty and Collectibles	3.6%
Footwear	20.0%	Domestics	3.6%
Hunting and Shooting Accessories	16.0%	Automotive	3.1%
Camping and Outdoor Recreation	7.2%	Furniture	2.7%
Optics	7.1%	Other	14.3%

Merchandise Mix. We historically offered a changing mix of in-line products. In-line products are those products regularly available from manufacturers. As a complement to our value pricing approach, in 1996 we began aggressively pursuing manufacturers' close-outs of name brand shoes, boots, clothing, watches and other merchandise, which we offer to our customers at savings of 25% to 60% from original retail prices. We also offer government surplus from around the world, providing customers a low-cost alternative for items such as wool coats and pants, shirts, gloves, underwear, blankets, boots, sleeping bags, jackets, backpacks, skis and snowshoes.

Our merchandising strategy has been to shift our merchandise mix to a larger percentage of manufacturers' close-outs, government surplus, private label products and other higher margin product categories including apparel and footwear, and to minimize the number of lower price point items, while maintaining a broad selection of products. This strategy has added to our customer base value-oriented customers who may not otherwise be identified as pure outdoorsmen.

Sourcing. Our buyers actively seek sources for products they believe will interest our targeted customers. We seek to maintain existing and develop new relationships with vendors to provide ongoing access to manufacturers' close-outs, government surplus, direct imports and other items. Buyers regularly attend trade shows, meet with vendors and make mass mailings and cold calls to locate high quality, low price, name brand merchandise as well as unusual or unique products. We frequently purchase large quantities of close-outs and other individual items on an opportunistic or when-available basis. The capability to purchase large quantities in a short time period makes us a unique and desirable outlet for manufacturers looking to sell overstocked or discontinued products.

We purchase our merchandise from more than 1,000 suppliers and generally purchase all of our product needs for a particular item from one vendor. No single supplier accounted for more than 5% of our purchases during 2001, and we believe there are numerous sources for products in our merchandise categories.

Selection. Our buyers and merchandising staff collectively select the merchandise to be offered to customers by evaluating product availability, pricing, historical demand, emerging merchandise trends and expected product profitability. Each product is hand-picked, and most are field tested by our buyers to ensure quality, functionality and proper sizing in order to maximize appeal to customers.

Inventory Management. Once merchandise has been selected, our inventory analysts are responsible for ordering all merchandise, determining the quantity and arrival date, managing inventory levels, assessing customer demand, adjusting estimates, canceling orders for slow-moving merchandise and reordering merchandise. Utilizing our information systems, buyers and inventory analysts monitor product sales on a daily basis and take responsive action. Slow-moving merchandise is actively promoted through Web sites, telemarketing, clearance sales or, when possible, is returned to the vendor.

As part of our merchandise liquidation strategy, we maintain a retail outlet store at our primary warehouse and distribution facility in South St. Paul from which we sell discontinued, overstocked, returned and regular catalog merchandise. The retail store along with our bargainoutfitters.com Web site provide a liquidation outlet and serve to minimize inventory mark-downs.

Catalog and Web Site Content. The merchandise offered in our catalogs and Web sites is determined based on estimated consumer demand and product availability. Close-outs and government surplus merchandise purchased in large quantities are normally placed in our main catalogs as well as our online retail stores. If a supply of merchandise is limited, it is usually offered in a specialty catalog, a Buyer's Club Advantage™ catalog or is included in a multiple page insert in the main catalog mailed to a targeted customer segment or offered on our online retail stores. Product sales are analyzed item by item to identify trends and help plan future merchandise offerings.

Marketing

Our marketing programs are based on gathering, analyzing and organizing information on our customers. We believe that because we offer such a broad mix of merchandise, it is particularly important for us to fully understand our customers.

Customer Database. We maintain a proprietary customer database in which we store detailed information on each customer in our customer list, including demographic data and purchasing history. Our customer database contains over 4.9 million names, including over 1.0 million customers who have made purchases within the last 12 months and 677,000 participants who have provided their e-mail addresses. The customer database is updated regularly with information as new purchases are recorded.

Customer Selection. We have developed our own customer selection models to segment our customer list according to many variables, allowing our marketing department to analyze each segment's buying patterns. We review the results of each of our catalog mailings and the results are used to further update the customer database to refine the frequency and selectivity of our catalog mailings in an effort to maximize response rates and profitability.

List Development. Our new customer acquisition program is designed to cost-effectively identify and capture new customers that fit our customer profile. New customers are acquired principally through the use of targeted mailings to individuals identified through mailing lists rented or exchanged from other catalog companies, retail subscription lists, and lists of names compiled from businesses whose customers have interests similar to those of our customers. We are generally entitled to make one mailing to each name obtained through a rented or exchanged mailing list. If the prospect responds, the name is added to our database and may be freely used by us in the future. Through the Internet, we have captured new customers as a result of the affiliate marketing programs implemented throughout 2000 and 2001. We also implemented successful sweepstakes marketing programs in 2000 and 2001 to convert our catalog customers to online purchasers and to increase the overall number of our e-mail addresses. We continue to pursue new sources of prospective customers, such as those who request catalogs through advertising, through our Web site or from customer referrals. New customers accounted for approximately 17% of our sales during 2001.

Once new customers are acquired, our objective is to maximize the long-term profit potential from these customers. With ongoing refinements in our approach to merchandising and marketing, we have increased the frequency and quantity of mailings and e-mail broadcasts to the most profitable segments of our existing customer list. Analyses of historical purchasing patterns of existing customers, including recency, frequency and monetary activity, are performed to assist in merchandising and customer targeting and to increase sales to existing customers. Existing customers accounted for approximately 83% of our sales during 2001.

Marketing Programs and Promotional Formats. We strive to develop promotional formats that will stimulate customer purchases from our catalogs and Web sites. Successful promotional formats include different catalog wraps, percent off coupons, dollar discounts on specific order size, and promotional tag lines such as "last chance" offers. Since our inception on the Internet, we have marketed our online retail store in our catalogs. In 2001, approximately 48 million catalog covers advertised our online retail store. This marketing channel has been the principal marketing mechanism to reach our online target audience.

We employ a disciplined approach to our marketing activities. We test a sample of names before mailing to a new customer group, test price and shipping charge changes and test marketing programs and promotional formats before full-scale implementation to ensure customer acceptance and cost-effectiveness. The most significant, successful marketing program implemented by us has been the Buyer's Club.

Customers can purchase a one-year membership in our Buyer's Club for a $29.99 fee. For this annual fee, club members can take advantage of and receive additional savings in the form of a 10% discount on all regularly priced items except for ammunition which is limited to a 5% discount and clearance items which have no discount off the advertised price. Our Buyer's Club offers its members exclusive merchandise not offered to other customers. These exclusive product offers are limited quantity items selected for club members. Club members are presented with sneak previews of merchandise offers and given the opportunity to buy limited quantity items prior to non-club customers. Club members also receive member's only bargains in the catalogs and on the Web site.

We have found through detailed reporting and analyses that the purchase activity, on average, of our Buyer's Club customer is two to three times greater than a non-club member. Consequently, we have developed new marketing promotions that have significantly increased the number of new club members. In November and December of 2000, with these new promotional programs in place, we more than doubled the number of new club members compared to the prior year to approximately 133,000 members. Throughout 2001, these same and improved promotional programs continued to be successful. At the end of 2001, we had more than 254,000 members in our Buyer's Club, a 91% increase compared to the end of 2000.

Another successful marketing program implemented is our installment payment plan, known as the "Painless 4-Pay Plan," which is available to credit card customers with orders of $100 or more. Payments under the plan consist of 25% of the merchandise charges, plus 100% of any shipping charges and Buyer's Club fees, if applicable, at the time of shipment with three equal installments in 30 day increments, which are automatically charged to the customer's credit card. No interest or additional fees are charged to customers who elect the 4-Pay Plan. Effective in the fall of 2001, the 4-Pay plan is offered only to Buyer's Club members. In early 2002, the name of this installment payment program was changed to "Buyer's Club 4-Pay Plan".

Customer Service. A key element of our marketing strategy is our commitment to customer service. We have a toll-free customer service telephone line separate from our inbound ordering lines. We maintain a separate customer service department staffed with full-time customer service representatives who answer customer inquiries, reply to complaints and assist customers in returning merchandise. The customer service department personally responds to all customer correspondence and e-mails. Our commitment to customer service is supported by our unconditional guarantee which allows customers to return merchandise for any reason and at any time for refund or exchange if they are not satisfied with the merchandise.

Operations and Fulfillment

Inbound Calls. We maintain an in-house call center. Approximately 63% of customer orders are placed through our toll-free telephone lines which are staffed 24 hours per day, seven days a week, while 15% of orders are received by mail or facsimile and 22% of orders are received at our Web sites. Our telephone system consists of an expandable AT&T GR3 digital switch. We are currently using two DS3 circuits on separate paths for protection in the event of line damage or system failure at a central office location. Additional redundancy protection is provided by using Qwest SHARPS software that will automatically re-route the service path until repairs can be completed. Our system is running nine T-1 lines split across the two DS3 circuits with a maximum capacity of 48 T-1 circuits. Computer telephony integration software identifies the caller and, if known, accesses the customer's records simultaneously with answering the call. When fully staffed, our in-house call center has the capacity of handling up to 2,600 calls per hour on average.

We also contract with outside call centers to handle calls on an as-needed basis. If calls become backlogged or in the event of telephone system failure, back-up systems and rerouting capabilities allow the outside call centers to handle inbound telephone orders. The outside call centers have access to inventory availability and allow us to maintain our call standards.

Order Entry. Our telemarketing department is staffed with individuals who are familiar with the products offered in the catalogs and can offer assistance to customers on availability, color, size, and other information. Telemarketing sales representatives use a catalog sales system with pre-written merchandise descriptions and sales offers and are provided monetary incentives to sell additional merchandise to customers who order by phone. During 2001, add-on sales averaging $9 per order were made to approximately 31% of all inbound phone orders taken by our in-house call center.

Processing of customer orders is coordinated and handled by our on-line order entry system. Telephone orders and Internet orders are entered directly into the system. Mail orders are batched and, after payment is verified, are then entered into the system. The system is also used in connection with all other order entry and fulfillment tasks including credit authorization, order picking, packing and shipment. During 2001, our on-line order processing system handled approximately 2.0 million orders.

Credit and Payment Terms. Customers can pay for orders by major credit card or check. Orders are shipped after credit card charges are approved or checks are received. Charges are not billed to customer credit cards until the orders are ready for shipment.

Picking and Packing. Through our fulfillment and delivery methods, we strive to be a low cost operator. We use an integrated computer-driven picking, packing and shipping system. The system edits orders and generates warehouse pick tickets and packing slips. Packers are provided monetary incentives to ensure accuracy of orders, which has contributed to our distribution accuracy rate in excess of 99% during 2001. We are able to fulfill and ship in excess of 25,000 packages per day. We believe we have sufficient additional capacity available for the foreseeable future which can be utilized by adding more shifts and weekends.

Shipping. Our processes allow next business day shipping on orders received by 6 p.m. CST for in-stock merchandise and same day shipping for orders taken by 11 a.m. CST via the Internet or per specific customer request. Virtually all of our merchandise is stocked at, and shipped from, our two warehouse and distribution facilities in South St. Paul and Mendota Heights, Minnesota, although a small percentage of merchandise is drop-shipped directly to the customer by specific vendors. We primarily utilize the U.S. Postal Service and, to a lesser extent, United Parcel Service for shipment of merchandise to customers. Ammunition is shipped primarily via United Parcel Service. We utilize a consolidating shipper for delivery of merchandise to the U.S. Postal Service. A shipping and handling fee is charged on each customer order based on the total dollar amount ordered. We expedite shipping for an additional fee.

Inventory Control. Our merchandise mix results in our maintaining a broad selection of products as well as large quantities of individual products. Consequently, inventory management is an important component of our operations. We employ a cycle count, or perpetual inventory, procedure utilizing R/F (radio frequency) technology which eliminates wall-to-wall physical counts and resulted in 99.9% inventory accuracy during 2001.

Returns. We maintain an unconditional return policy which permits customers to return merchandise for any reason at any time for refund or exchange. Returned merchandise is restocked, sold in the retail outlet, returned to the supplier or scrapped. Returns processors are provided monetary incentives to ensure accuracy of returns processing.

Seasonal Staffing. We adjust the number of employees to meet variable demand levels, particularly during the peak selling season, which includes the months of November and December. To meet increased order volume during our peak selling season, we hire a significant number of temporary employees.

Information Systems and Technology

We have developed an integrated management information system. In addition to on-line order entry and processing, the information system also provides support for merchandising, inventory management, marketing, and financial and management reporting. The on-line access to information allows management to monitor daily trends and the performance of merchandise and planning functions.

Our main hardware platform is the IBM RISC 6000 series of computers with redundant components and a combination of Redundant Array of Independent Disks (RAID) and mirrored disk technology to ensure optimal data protection.

Our Web site servers were upgraded in 2000 in preparation for increased volume in 2001. The hardware platform utilizes a mix of Sun servers and NT servers with mirrored disk drives for data protection. A third party hosts and manages our two e-commerce web sites.

Competition

The direct marketing industry includes a wide variety of specialty and general merchandise retailers in a highly competitive and fragmented business environment. We sell our products to customers in all 50 states and compete in the purchase and sale of merchandise with all retailers. Our competitors include:

- other outdoor/hunting mail order catalogs, including Bass Pro Shops Inc. and Cabela's Inc.;
- discount retailers such as Wal-Mart Stores, Inc.;
- Web sites maintained by online retailers of footwear, clothing and outdoor gear; and
- Internet portals and online service providers that feature shopping services, such as America Online, Inc., Yahoo! Inc. and MSN.

Some of our competitors are larger and have substantially greater financial, marketing and other resources than us.

Regulation

We are subject to federal, state and local laws and regulations which affect our catalog mail order operations. Federal Trade Commission regulations, in general, govern the solicitation of orders, the information provided to prospective customers, and the timeliness of shipments and refunds. In addition, the Federal Trade Commission has established guidelines for advertising and labeling many of the products we sell.

We are also subject to a variety of state laws and regulations relating to, among other things, advertising, pricing, charging and collecting state sales or use tax and product safety/restrictions. Some of these laws prohibit or limit the sale, in certain states and locations, of certain items we offer such as black powder firearms, ammunition, bows, knives and similar products. State and local government regulation of hunting can also affect our business.

Because we import products for sale, we are subject to U.S. customs laws and regulations pertaining to proper item classification, quotas, payment of duties and tariffs, and maintenance of documentation and internal control programs.

There are few laws and regulations directed specifically at electronic commerce on the Internet. However, given the increased use of the Internet for both mass communications and commerce, new laws and regulations may be adopted covering a variety of areas such as collection and use of data from Web site visitors and related privacy issues, pricing, content, copyrights, distribution and quality of goods and services.

Service Marks

Our service marks "The Sportsman's Guide", "Bargain Outfitters", "The 'Fun-to-Read' Catalog" and "The 'Fun-to Browse' Website" have been registered with the United States Patent and Trademark Office. "The Sportsman's Guide" mark has also been registered in Canada. We own United States registrations and applications covering other trademarks and service marks used in our business. A service mark is a word or symbol used to identify, distinguish and indicate the source of services.

Employees

As of December 31, 2001, we employed 650 associates, including full-time and part-time staff. None of our employees are currently covered by a collective bargaining agreement. We consider our employee relations to be good.

Item 2. Properties

Our principal offices are located at 411 Farwell Avenue, South Saint Paul, Minnesota 55075. We currently lease approximately 330,000 square feet (430,000 square feet effective December 2002) at this facility under a net lease expiring March 2009 and lease an additional distribution facility of approximately 202,000 square feet in Mendota Heights, Minnesota under a net lease expiring July 2003.

Item 3. Legal Proceedings

The Sportsman's Guide, Inc. along with approximately 60 firearms wholesalers/distributors were named as defendants in a lawsuit filed by the National Association for the Advancement of Colored People ("NAACP") that is pending in the United States District Court for the Eastern District of New York (Case No. 99 CV 7037). The NAACP alleges the defendants' firearms distribution practices are resulting in a public nuisance and seeks $20 million to abate the alleged nuisance by modifying the defendants' distribution practices. We deny all allegations of misconduct and intend to vigorously defend the case.

Other than the above case, we are not a party to any pending litigation other than litigation which is incidental to our business and which we believe is not material.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Registrant

Set forth below is certain information concerning our executive officers and key employees.

Name	Age	Position
Executive Officers:		
Gary Olen	59	Chairman and Director
Gregory R. Binkley	53	President, Chief Executive Officer and Director
Charles B. Lingen	57	Executive Vice President of Finance and Administration, Chief Financial Officer, Secretary/Treasurer and Director
John M. Casler	51	Executive Vice President of Merchandising, Marketing and Creative Services
Key Employees:		
Dale D. Monson	37	Vice President of Information Systems and Technology and Chief Information Officer
Douglas E. Johnson	46	Vice President of Marketing

Gary Olen is our co-founder. Mr. Olen served as Executive Vice President and Secretary from our incorporation in 1977 until 1994, President from 1994 to 1998 and Chief Executive Officer from 1994 until his retirement in 2000. Mr. Olen has been Chairman of the Board since 1998 and a director since our incorporation. Mr. Olen was also the sole proprietor of our predecessor, The Olen Company, founded in 1970.

Gregory R. Binkley has been a director since 1995. Mr. Binkley has been an employee since 1994 when he was elected Vice President. Mr. Binkley became Senior Vice President of Operations and Chief Operating Officer in 1995, Executive Vice President in 1996, President in 1998 and Chief Executive Officer in 2000. From 1993 to 1994, Mr. Binkley worked as an independent operations consultant. From 1990 to 1993, Mr. Binkley was Director of Distribution of Fingerhut Companies, Inc., a mail order catalog business and from 1988 to 1990 was Director of Distribution with Cable Value Network, Inc., a cable television retailer. Mr. Binkley worked for Donaldsons Department Stores, a division of Allied Stores Corporation, from 1975 to 1988, serving as Vice President of Finance and Operations from 1987 to 1988 and Vice President of Operations from 1981 to 1987.

Charles B. Lingen has been a director since 1995. Mr. Lingen has been Chief Financial Officer, Vice President of Finance and Treasurer since 1994. Mr. Lingen was elected Secretary in 1995, Senior Vice President of Finance in 1996 and Executive Vice President of Finance and Administration in 2000. From 1973 to 1994, Mr. Lingen worked at Fingerhut Companies, Inc., serving as Vice President of Finance and Controller from 1989 to 1994.

John M. Casler has been an employee since 1996. He was elected Vice President of Merchandising in 1997, Senior Vice President of Merchandising in 1999 and Executive Vice President of Merchandising, Marketing and Creative Services in 2000. Mr. Casler worked for Gander Mountain, Inc, a retail mail order catalog company, from 1989 to 1995, where he served as Division Merchandise Manager from 1990 to 1995. Prior to that time, Mr. Casler held merchandise management positions at Munson Sporting Goods Co., Inc. from 1985 to 1989 and at the Target Stores Division of Dayton Hudson Corp. from 1982 to 1985.

Dale D. Monson has been an employee since 1997. He was elected Vice President of Software Development in 2000 and Vice President of Information Systems and Technology and Chief Information Officer in 2001. Mr. Monson worked for Select Comfort Inc., a manufacturer of sleep support systems, from 1995 to 1997 as Project Manager and for Proex Photo Systems Inc., a retail photography firm, from 1990 to 1995 as Director of Information Systems.

Douglas E. Johnson joined us in 2000 as Vice President of Marketing. Mr. Johnson worked at Fingerhut Companies, Inc. from 1982 to 2000, where he held various marketing positions including Director of Customer List Marketing.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock traded on the Nasdaq National Market under the symbol "SGDE" from February 5, 1998 through February 26, 2001. Our common stock was transferred to the Nasdaq SmallCap Market effective February 27, 2001.

The following table sets forth, for the periods indicated, the high and low bid prices of our common stock as reported on the Nasdaq National and SmallCap Markets.

	High	Low
2000		
First Quarter	5.00	2.16
Second Quarter	4.50	1.69
Third Quarter	2.13	1.13
Fourth Quarter	1.44	0.41
2001		
First Quarter	1.31	0.69
Second Quarter	2.10	0.72
Third Quarter	2.60	1.86
Fourth Quarter	3.35	2.18

Holders

As of February 21, 2002, there were approximately 313 holders of record of our common stock.

Dividends

We have not previously declared or paid any cash dividends on our common stock. We currently intend to retain all earnings for use in our business in the foreseeable future. We are prohibited from paying and declaring cash dividends under the terms of our revolving credit agreement.

Item 6. Selected Financial Data

The following table sets forth certain historical financial and operating data for the periods indicated. The Statement of Operations Data and Balance Sheet Data as of and for each of the years ended December 31, 2001, 2000, 1999, 1998 and 1997 have been derived from our financial statements audited by Grant Thornton LLP, independent certified public accountants. The Selected Operating Data as of and for the periods indicated were derived or computed from our circulation or accounting records or the Statement of Operations Data identified above. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes thereto.

	Years Ended December 31,(1)				
	2001	2000	1999	1998	1997
	(In thousands, except per share amounts)				
Statement of Operations Data:					
Sales	$169,675	$154,938	$188,073	$165,383	$147,950
Cost of sales	113,086	103,471	123,189	106,393	96,071
Gross profit	56,589	51,467	64,884	58,990	51,879
Selling, general and administrative expenses	52,250	53,865	63,758	55,915	46,830
Earnings (loss) from operations	4,339	(2,398)	1,126	3,075	5,049
Interest expense	(552)	(1,673)	(1,109)	(883)	(1,266)
Miscellaneous income (expense), net	(34)	(53)	1	(30)	(4)
Earnings (loss) before income taxes	3,753	(4,124)	18	2,162	3,779
Income tax expense (benefit)	1,000	(935)	6	746	1,304
Net earnings (loss)	$ 2,753	$ (3,189)	$ 12	$ 1,416	$ 2,475
Net earnings (loss) per share(2):					
Basic	$ .58	$ (.67)	$ —	$ .32	$ 1.06
Diluted	$ .58	$ (.67)	$ —	$ .31	$ .85
Weighted average shares outstanding(2):					
Basic	4,749	4,749	4,748	4,434	2,336
Diluted	4,759	4,749	4,818	4,616	2,919
Selected Operating Data:					
Catalog and retail outlet generated sales	$133,476	$131,218	$173,615	$164,116	$147,950
Internet generated sales(3)	36,199	23,720	14,458	1,267	—
Gross profit as a percentage of sales	33.4%	33.2%	34.5%	35.7%	35.1%
Total catalogs mailed	47,989	62,498	80,289	75,041	60,593
Total active customers(4)	1,039	1,045	1,153	1,133	1,094
Balance Sheet Data:					
Working capital	$ 12,957	$ 8,526	$ 11,222	$ 12,444	$ 2,658
Total assets	42,088	38,860	53,258	43,665	37,214
Note payable — bank	—	5,225	12,598	5,775	1,690
Subordinated notes payable	—	—	—	—	3,414
Long-term liabilities excluding subordinated notes payable	5	3	210	485	609
Shareholders' equity	16,343	13,590	16,776	16,757	6,365

(1) Our fiscal year ends on the Sunday nearest December 31, but for clarity of presentation, we describe all periods as if the year end is December 31. Fiscal years 2001, 2000, 1999 and 1997 consisted of 52 weeks and 1998 consisted of 53 weeks.

(2) See Note A-9 in the notes to financial statements.

(3) "Internet generated sales" are defined as sales derived from our Web sites, catalog orders processed online and online offers placed by telephone.

(4) An "active customer" is defined as a customer who has purchased merchandise from us within 12 months preceding the end of the period indicated.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a leading marketer of value priced outdoor gear and general merchandise, with a special emphasis on outdoor clothing, equipment and footwear. We market and sell our merchandise through main, specialty and Buyer's Club catalogs and two e-commerce Web sites. Our catalogs as well as our Web sites offer high quality products at low prices. Our catalogs are advertised as The "Fun-to-Read" Catalog® and our primary Web site is advertised as the "Fun-to-Browse" Website®. Our Web sites include www.sportsmansguide.com, our online retail store modeled on our print catalogs and www.bargainoutfitters.com, our online liquidation outlet.

Our business was started in 1970 by Gary Olen, our Chairman. Over time, our product offerings and marketing efforts have broadened from the deer hunter to include those interested in pursuing and living the outdoor lifestyle in general and the value-oriented outdoorsman in particular. In 1992, we began our value pricing strategy of offering outdoor equipment and supplies at discount prices, later adding government surplus, manufacturers' close-outs and other merchandise lines. In 1994, we began to publish specialty catalogs which allowed us to utilize a customized marketing plan to individual customer groups.

Sales generated through the Internet have grown rapidly over the last several years. We launched our online retail store in April 1998 and began posting our catalogs and full product offerings on the site in February 1999. Our e-commerce offerings generated over $36.0 million in sales in 2001 compared to $1.3 million in 1998. Product sales on the sites accounted for over 23% of our sales in the fourth quarter of 2001 compared to less than 1% for all of 1998.

In the fall of 2000, we began to aggressively promote and sell the Buyer's Club membership program. In addition, unique catalogs (Buyer's Club Advantage™) were developed and promoted to members only allowing us to maximize sales and profitability from our best customers.

We believe that our value pricing, specialty catalog titles, the Internet and Buyer's Club memberships have been important to our growth in sales and profitability. Our sales have increased from $43 million in 1992 to approximately $170 million in 2001.

Fiscal Year

Our fiscal year ends on the Sunday nearest December 31, but for clarity of presentation, we describe all periods as if the year end is December 31. Fiscal years 2001, 2000 and 1999 consisted of 52 weeks.

Critical Accounting Policies

Sales are recorded at the time of shipment along with a provision for anticipated merchandise returns, net of exchanges, which is recorded based upon historical experience and current expectations. Amounts billed to customers for shipping and handling are recorded in revenues at the time of shipment.

Customers can purchase one year memberships in the Company's Buyer's Club for a $29.99 annual fee. The Company also offers two year memberships for $49.99. Club members receive merchandise discounts of 10% on regularly priced items and 5% on ammunition. Membership fees are deferred and recognized in income as the individual members place orders and receive discounts. Any remaining deferred membership fees are recognized in income after the expiration of the membership.

The cost of producing and mailing catalogs is deferred and expensed over the estimated useful lives of the catalogs. Catalog production and mailing costs are amortized over periods ranging from four to six months from the in-home date of the catalog with the majority of the costs amortized within the first month. The Company estimates the in-home date to be one week from the known mailing date of the catalog. The ongoing cost of developing and maintaining the customer list is charged to operations as incurred. All other advertising costs are expensed as incurred.

Results of Operations

The following table sets forth, for the periods indicated, information from our Statements of Operations expressed as a percentage of sales:

	Years Ended December 31,		
	2001	2000	1999
Sales	100.0%	100.0 %	100.0%
Cost of sales	66.6	66.8	65.5
Gross profit	33.4	33.2	34.5
Selling, general and administrative expenses	30.8	34.8	33.9
Earnings (loss) from operations	2.6	(1.6)	0.6
Interest and miscellaneous expense, net	0.4	1.1	0.6
Earnings (loss) before income taxes	2.2	(2.7)	—
Income tax expense (benefit)	0.6	(0.6)	—
Net earnings (loss)	1.6%	(2.1)%	—%

Comparison of Years Ended December 31, 2001 and 2000

Sales. Sales for 2001 of $169.7 million were $14.8 million or 9.6% higher than sales of $154.9 million for 2000. The increase in sales was primarily due to higher sales generated from both the Internet and the catalogs. For 2001, sales generated through the catalogs increased over the prior year's sales level in spite of a planned reduction in our catalog circulation. Year over year, our catalog circulation was down approximately 23% in accordance with our plans. As a result of the reductions in catalog circulation as well as the implementation of several marketing and merchandising strategies, overall customer response rates improved significantly in 2001 over the previous year. In 2001, we implemented a more effective and profitable mail plan with the elimination of catalog mailings to unprofitable customer segments of the house customer file and combined the clothing footwear specialty catalogs with the monthly main catalogs to reduce saturation and produce a more cost effective mail plan. We also created and mailed catalogs exclusively to our Buyer's Club members to increase overall sales and profitability. As of December 31, 2001, our Buyer's Club membership had increased to 254,000, up 91% over the 133,000 reported as of December 31, 2000. Management believes sales for the fourth quarter of 2001 were up as a result of September 11, 2001, as these events may have influenced consumer shopping behavior to favor at-home shopping over retail stores or malls and stimulated sales of some military surplus merchandise.

Sales generated through the Internet increased in 2001 to approximately 21% of sales compared to approximately 15% of sales in 2000. Sales generated through the Internet are defined as those that are derived from our Web sites, catalog orders processed online and online offers placed by telephone.

Gross returns and allowances for 2001 were $13.9 million or 7.6% of gross sales compared to $12.6 million or 7.5% of gross sales in 2000.

Gross Profit. Gross profit for 2001 was $56.6 million or 33.4% of sales compared to $51.5 million or 33.2% of sales in 2000. The increase in gross profit as a percent of sales for the year was primarily due to stronger product margins in the fourth quarter largely from increased sales in higher margin product categories, especially in the gift related areas. A key strategy throughout 2001 was to refocus on the product/value relationship which resulted in the reduction of retail prices selectively to stimulate improved customer response rates. This product/value strategy continued throughout the fourth quarter, but any reduction in product margins was offset by a change in the sales mix to higher margin product categories. In 2000, gross profit was negatively affected by costs associated with closing one of our retail outlet stores.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $52.2 million or 30.8% of sales during 2001 compared to $53.9 million or 34.8% of sales during 2000. The dollar decrease in selling, general and administrative expenses was primarily due to lower general and administrative expenses largely as a result of organizational changes made in late 2000 and lower retail outlet operating expenses due to the closing of one store in early 2001. Also, selling, general and administrative expenses for the year 2000 included costs related to executive and other associates' severance commitments and the write off of expenses related to an unsuccessful equity placement. Selling, general and administrative expenses, as a percentage of sales, for 2001 were lower compared to 2000 primarily due to a more effective mail plan, increased Internet sales and lower general and administrative expenses resulting from various marketing, merchandising and organizational changes made in the latter part of 2000.

Total circulation was 48 million catalogs during 2001 compared to 62 million catalogs during 2000. The decrease in catalog circulation was due to the planned reduction in the number of specialty catalog editions and main catalog editions. During 2001, we mailed 36 catalog editions consisting of 11 main catalogs, nine Buyer's Club Advantage™ catalogs and 16 specialty catalogs compared to 40 catalog editions during 2000 consisting of 12 main catalogs, one Buyer's Club Advantage™ catalog and 27 specialty catalogs.

Advertising expense for 2001 was $30.8 million or 18.1% of sales compared to $31.3 million or 20.2% of sales for 2000. The decrease in advertising expense, as a percentage of sales, for 2001 compared to 2000 was primarily due to improved customer response rates and higher sales generated through the Internet. Advertising expenses, in dollars, for 2001 were virtually flat when compared to the same period last year. The reduction in advertising expenses directly related to the decrease in catalog circulation was virtually offset by a higher cost of catalogs. The higher cost of catalogs for 2001 stemmed largely from increased page counts, the creation of more expensive Buyer's Club exclusive specialty editions and rate increases in our postage and paper.

Earnings (Loss) from Operations. Earnings from operations were $4.3 million or 2.6% of sales during 2001 compared to a loss of $(2.4) million during 2000. The increase in earnings was primarily due to a more effective mail plan yielding higher customer response rates and higher Internet sales.

Interest Expense. Interest expense for 2001 was $0.6 million compared to $1.7 million for the same period last year. The decrease in interest expense was largely due to lower average levels of bank borrowings primarily as a result of lower inventories and improved profitability.

Income Taxes. Income tax expense for 2001 was $1.0 million compared to a tax benefit of $(0.9) million for 2000. The income tax benefit for 2000 represented recovery of federal taxes paid in 1999 and 1998. In 2001, the effective rate of 26.6% reflects a benefit from the reversal of a deferred tax asset allowance established in 2000.

Net Earnings (Loss). Net earnings for 2001 were $2.8 million compared to a net loss of $(3.2) million for 2000.

Comparison of Years Ended December 31, 2000 and 1999

Sales. Sales for 2000 of $154.9 million were $33.2 million or 17.6% lower than sales of $188.1 million for 1999. The decrease in sales was primarily due to a planned decrease of 22% in catalog mailings, offset somewhat by higher catalog customer response rates and higher sales generated through the Internet. Our plan for 2000 was to improve profitability by reducing the number of catalog mailings through the elimination of unprofitable specialty catalog editions and monthly main catalog mailings to unprofitable customer segments of the house customer file. As expected, this strategy yielded lower sales compared to the prior year. However, we expected sales to decrease at a lower rate than advertising costs, producing a higher level of profitability through improved customer response rates.

For the first nine months of 2000, the number of catalogs circulated was down approximately 27% compared to the same period last year. With the elimination of unprofitable catalog editions and customer segments, overall customer response rates were expected to improve over the prior year. Actual customer response rates for the first nine months of 2000 were much lower than anticipated causing a significant shortfall to projected sales.

At the end of the second quarter of 2000, we took additional actions to return to profitability. In addition to certain organizational changes, largely headcount reductions, various marketing and merchandising strategies were revamped or changed. Our strategy was changed to refocus on the product/value relationship (reducing retail prices selectively to stimulate improved customer response rates), to enhance the value proposition and increase the membership of our Buyer's Club (a very profitable customer segment) and to implement a more effective and profitable mail plan. The majority of these changes were implemented in the fourth quarter of 2000. While fourth quarter operations benefited somewhat from these changes to our marketing and merchandising strategies, the vast majority of benefits were realized in 2001. For the fourth quarter catalogs, we selectively reduced retail prices and, as a result of this action and seasonal winter weather conditions, customer response rates increased. Also in the fourth quarter of 2000, new marketing promotions were developed and implemented to significantly increase the number of members in our Buyer's Club. In November and December of 2000, with these new promotional programs in place, we more than doubled the number of new club members compared to the same period one year ago.

Sales generated through the Internet increased in 2000 to approximately 15% of sales compared to approximately 7.7% of sales in 1999. Sales generated through the Internet are defined as those that are derived from our Web sites, catalog orders processed online and online offers placed by telephone. During 2000, we mailed 40 catalog editions consisting of 12 main catalogs, one Buyer's Club Advantage™ catalog and 27 specialty catalogs compared to 51 catalog editions during 1999 consisting of 12 main catalogs and 39 specialty catalogs.

Gross returns and allowances for 2000 were $12.6 million or 7.5% of gross sales compared to $15.8 million or 7.7% of gross sales in 1999. Gross returns and allowances decreased as a percent of sales during the year due to a general improvement in return rates across most product categories.

Gross Profit. Gross profit for 2000 was $51.5 million or 33.2% of sales compared to $64.9 million or 34.5% of sales in 1999. The decrease in gross profit as a percent of sales for the year was primarily due to higher shipping costs and costs associated with closing one of the retail outlet stores. Product margins for 2000 were virtually the same as in 1999. Product margins for the first nine months of 2000 were running approximately one percentage point higher than the prior year, but with the lowering of retail prices in the fourth quarter, product margins ended flat for the year.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $53.9 million or 34.8% of sales during 2000 compared to $63.8 million or 33.9% of sales during 1999. The dollar decrease in selling, general and administrative expenses was primarily due to the 22% decrease in catalog circulation and lower fulfillment costs due to lower sales volume. The increase in selling, general and administrative expenses during 2000, as a percentage of sales, is primarily related to executive and other associates' severance commitments, the closing of a retail outlet, as well as costs related to an unsuccessful equity placement.

Total circulation was 62 million catalogs during 2000 compared to 80 million catalogs during 1999. The decrease in catalog circulation was due to the planned reduction in the number of specialty catalog editions and the number of main catalog mailings to unprofitable customer segments. Advertising expense for 2000 was $31.3 million or 20.2% of sales compared to $38.2 million or 20.3% of sales for 1999.

Earnings (Loss) from Operations. Loss from operations was $(2.4) million during 2000 compared to earnings of $1.1 million or 0.6% of sales during 1999. The decrease in earnings was primarily due to lower than anticipated customer response rates and $1.7 million of expenses primarily related to executive and other associates' severance commitments, the closing of a retail outlet and the write-off of expenses related to an unsuccessful equity placement.

Interest Expense. Interest expense for 2000 was $1.7 million compared to $1.1 million for the same period in 1999. The increase in interest expense was largely due to higher levels of borrowing from increased inventory levels at the beginning of and throughout 2000.

Income Taxes. Income tax benefit for 2000 was $935,000 compared to tax expense of $6,000 for 1999. The effective tax rate was 22.7% in 2000 compared to 34.5% in 1999. The income tax benefit represented recovery of federal taxes paid in 1999 and 1998. The decrease in the effective rate was due to the establishment of a valuation allowance for deferred tax assets in 2000.

Net Earnings (Loss). Net loss for 2000 was $(3.2) million compared to net earnings of $12,000 for 1999.

Seasonality and Quarterly Results

The majority of our sales historically occur during the second half of the year. The seasonal nature of our business is due to our focus on outdoor merchandise and related accessories for the fall, as well as winter apparel and gifts for the holiday season. We expect this seasonality will continue in the future. In anticipation of increased sales activity during the third and fourth quarters, we incur significant additional expenses for hiring employees and building inventory levels.

The following table provides certain unaudited financial information for each of the quarters shown:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands)			
2001				
Sales	$38,931	$31,796	$36,472	$62,476
Gross profit	11,740	10,480	11,897	22,472
Earnings (loss) from operations	(14)	(138)	9	4,482
Net earnings (loss)	(167)	(207)	(124)	3,251
Net earnings (loss) per share	(.04)	(.04)	(.03)	.68
2000				
Sales	$35,946	$30,344	$29,640	$59,008
Gross profit	11,591	10,429	10,001	19,446
Earnings (loss) from operations	(1,031)	(889)	(676)	198
Net loss	(922)	(876)	(692)	(699)
Net loss per share	(.19)	(.18)	(.15)	(.15)

Liquidity and Capital Resources

Working Capital. We had working capital of $13.0 million as of December 31, 2001 compared to $8.5 million as of December 31, 2000, with current ratios of 1.5 to 1.0 and 1.3 to 1.0, respectively. The increase of $4.5 million was primarily due to the improved cash position resulting primarily from increased profitability.

We purchase large quantities of manufacturers' close-outs and direct imports, particularly in footwear and apparel merchandise categories. The seasonal nature of the merchandise may require that it be held for several months before being offered in a catalog. This can result in increased inventory levels and lower inventory turnover, thereby increasing our working capital requirements and related carrying costs.

We offer our Buyer's Club members an installment credit plan with no finance fees, known as the "Buyer's Club 4-Pay Plan." Each of the four consecutive monthly installments is billed directly to customers' credit cards. We had installment receivables of $2.1 million at December 31, 2001 compared to $2.5 million at December 31, 2000. The installment plan will continue to require the allocation of working capital which we expect to fund from operations and availability under our revolving credit facility.

In December 1999, we entered into a Credit and Security Agreement with Wells Fargo Bank Minnesota, National Association providing a revolving line of credit up to $20.0 million, as amended, subject to an adequate borrowing base, expiring in December 2002. The revolving line of credit is for working capital and letters of credit. Letters of credit may not exceed $10.0 million at any one time. Funding under the credit facility consists of a collateral base of 45% of eligible inventory plus 80% of eligible trade accounts receivable. Borrowings bear interest at the bank's prime rate. The revolving credit line is collateralized by substantially all of our assets.

All borrowings are subject to various covenants. The most restrictive covenants include a limit on quarterly measurements of year-to-date earnings (loss), minimum gross margin percentage, maximum days inventory levels (as defined) and maximum annual spending levels for capital assets and prohibits the payment of dividends to shareholders. As of December 31, 2001, we were in compliance with all applicable covenants under the revolving line of credit agreement. As of December 31, 2001, we had no borrowings against the revolving credit line compared to $5.2 million at December 31, 2000. Outstanding letters of credit were $2.4 million at the end of 2001 compared to $1.9 million at the end of 2000.

Operating Activities. Cash flows provided by operating activities during 2001 were $13.0 million compared to $10.2 million in 2000. The increase in cash provided by operations was primarily the result of increased net earnings.

Cash flows provided by operating activities during 2000 were $10.2 million compared to cash flows used in operating activities of $6.3 million in 1999. The increase in cash provided by operations was primarily the result of decreased inventory levels.

Investing Activities. Cash flows used in investing activities during 2001 were $0.5 million compared to $1.5 million in 2000. During 2001, we expended funds for computer equipment and software and machinery and equipment.

Cash flows used in investing activities during 2000 were $1.5 million compared to $2.8 million in 1999. During 2000, we expended funds for software related primarily to the development of our Web sites, licenses for a data warehouse access tool, machinery and equipment and additional computer equipment.

Financing Activities. Cash flows used in financing activities during 2001 were $5.2 million compared to $7.4 million during 2000. Cash flows used in financing activities during 2001 were primarily comprised of payments to reduce outstanding borrowings under the revolving line of credit.

Cash flows used in financing activities during 2000 were $7.4 million compared to cash flows provided by financing activities of $6.8 million during 1999. Cash flows used in financing activities during 2000 were primarily comprised of payments to reduce outstanding borrowings under the revolving line of credit. Cash flows provided by financing activities during 1999 were primarily comprised of advances made under the revolving line of credit.

We believe that cash flows from operations and borrowing capacity under our revolving credit facility will be sufficient to fund our operations for the next 12 months.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We use words such as "may," "believe," "estimate," "plan," "expect," "intend," "anticipate" and similar expressions to identify forward-looking statements. These forward-looking statements involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements due to a number of factors, including general economic conditions, a changing market environment for our products and the market acceptance of our product offerings as well as the risk factors described in Exhibit 99 to this report.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

The Company does not have any material, near-term, market rate risk.

Item 8. Financial Statements and Supplementary Data

The following financial statements and schedules are included herein:

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
The Sportsman's Guide, Inc.

We have audited the accompanying balance sheets of The Sportsman's Guide, Inc. as of December 31, 2001 and 2000 and the related statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Sportsman's Guide, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

We have also audited Schedule II for each of the three years in the period ended December 31, 2001. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

Grant Thornton LLP

/s/ GRANT THORNTON LLP

Minneapolis, Minnesota
February 7, 2002

The Sportsman's Guide, Inc.

BALANCE SHEETS

	December 31, 2001	December 31, 2000
	(In thousands)	
ASSETS		
Current Assets		
Cash and cash equivalents	$ 8,592	$ 1,344
Accounts receivable — net	2,759	3,718
Inventory	21,076	22,805
Promotional material	3,614	3,635
Prepaid expenses	933	1,522
Income taxes receivable	—	769
Deferred income taxes	1,482	—
Total current assets	38,456	33,793
Property and Equipment — Net	3,632	5,067
Total assets	$42,088	$38,860
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Note payable — bank	$ —	$ 5,225
Current maturities of long-term debt	5	30
Accounts payable	15,201	14,104
Accrued expenses	2,782	2,233
Income taxes payable	2,184	—
Deferred revenue	2,993	1,768
Returns reserve	1,402	681
Customer deposits and other liabilities	932	1,226
Total current liabilities	25,499	25,267
Long-Term Liabilities		
Long-term debt	5	3
Deferred income taxes	241	—
Total liabilities	25,745	25,270
Commitments and Contingencies	—	—
Shareholders' Equity		
Common Stock — $.01 par value; 36,800,000 shares authorized; 4,748,810 shares issued and outstanding	47	47
Additional paid-in capital	11,565	11,565
Stock subscription receivable	(238)	(238)
Retained earnings	4,969	2,216
Total shareholders' equity	16,343	13,590
Total liabilities and shareholders' equity	$42,088	$38,860

The accompanying notes are an integral part of these financial statements.

The Sportsman's Guide, Inc.

STATEMENTS OF OPERATIONS

	Years ended December 31,		
	2001	2000	1999
	(In thousands, except per share data)		
Sales	$169,675	$154,938	$188,073
Cost of sales	113,086	103,471	123,189
Gross profit	56,589	51,467	64,884
Selling, general and administrative expenses	52,250	53,865	63,758
Earnings (loss) from operations	4,339	(2,398)	1,126
Interest expense	(552)	(1,673)	(1,109)
Miscellaneous income (expense), net	(34)	(53)	1
Earnings (loss) before income taxes	3,753	(4,124)	18
Income tax expense (benefit)	1,000	(935)	6
Net earnings (loss)	$ 2,753	$ (3,189)	$ 12
Net earnings (loss) per share:			
Basic	$ .58	$ (.67)	$ —
Diluted	$ .58	$ (.67)	$ —
Weighted average common and common equivalent shares outstanding:			
Basic	4,749	4,749	4,748
Diluted	4,759	4,749	4,818

The accompanying notes are an integral part of these financial statements.

The Sportsman's Guide, Inc.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common stock		Additional Paid-in Capital	Stock Subscription Receivable	Retained Earnings	Total Shareholders' Equity
	Shares	Amount				
			(In thousands)			
Balances at December 31, 1998	4,747	$47	$11,555	$(238)	$ 5,393	$16,757
Exercise of stock options	1	—	7	—	—	7
Net earnings	—	—	—	—	12	12
Balances at December 31, 1999	4,748	47	11,562	(238)	5,405	16,776
Exercise of stock options	1	—	3	—	—	3
Net loss	—	—	—	—	(3,189)	(3,189)
Balances at December 31, 2000	4,749	47	11,565	(238)	2,216	13,590
Net earnings	—	—	—	—	2,753	2,753
Balances at December 31, 2001	4,749	$47	$11,565	$(238)	$ 4,969	$16,343

The accompanying notes are an integral part of these financial statements.

The Sportsman's Guide, Inc.

STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2001	2000	1999
	(In thousands)		
Cash flows from operating activities:			
Net earnings (loss)	$ 2,753	$(3,189)	$ 12
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,770	2,111	1,852
Deferred income taxes	(1,241)	(170)	(237)
Other	200	66	10
Changes in assets and liabilities:			
Accounts receivable	959	1,179	(1,013)
Inventory	1,729	14,598	(9,548)
Promotional material	21	800	(467)
Prepaid expenses	589	(763)	83
Income taxes	2,953	(769)	15
Checks written in excess of bank balances	—	(2,425)	2,425
Accounts payable	1,097	(1,964)	48
Accrued expenses	549	424	253
Customer deposits and other liabilities	1,652	333	300
Cash flows provided by (used in) operating activities	13,031	10,231	(6,267)
Cash flows from investing activities:			
Purchases of property and equipment	(563)	(1,508)	(2,841)
Other	15	16	—
Cash flows used in investing activities	(548)	(1,492)	(2,841)
Cash flows from financing activities:			
Net proceeds from (payments on) revolving credit line	(5,225)	(7,373)	6,823
Payments on long-term debt	(10)	(25)	(25)
Proceeds from exercise of stock options	—	3	7
Cash flows provided by (used in) financing activities	(5,235)	(7,395)	6,805
Increase (decrease) in cash and cash equivalents	7,248	1,344	(2,303)
Cash and cash equivalents at beginning of the year	1,344	—	2,303
Cash and cash equivalents at end of the year	$ 8,592	$ 1,344	$ —

Supplemental disclosure of cash flow information

Cash paid during the years for:			
Interest	$ 476	$ 1,497	$ 1,052
Income taxes	$ 176	$ 71	$ 161

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Description of Business

The Sportsman's Guide, Inc. (the "Company") is a company offering value priced outdoor and general merchandise, with a special emphasis on outdoor clothing, equipment and footwear sold through both catalogs and Internet Web sites. The Company conducts its primary operations out of one office and two warehouse facilities and one retail outlet store in Minnesota, distributes its catalogs throughout the United States and operates two e-commerce Web sites. The Company operates in one business segment.

2. Revenue Recognition

Sales are recorded at the time of shipment along with a provision for anticipated merchandise returns, net of exchanges, which is recorded based upon historical experience and current expectations. The provision charged against sales was $10.2 million, $9.5 million and $11.6 million during the years ended December 31, 2001, 2000 and 1999. Reserves for returns, net of exchanges, of $1.4 million and $0.7 million were recorded in accrued expenses at December 31, 2001 and 2000.

Amounts billed to customers for shipping and handling are recorded in revenues at the time of shipment. Sales include shipping and handling revenues of $23.4 million, $21.9 million and $25.6 million for the years ended December 31, 2001, 2000 and 1999.

Customers can purchase one year memberships in the Company's Buyer's Club for a $29.99 annual fee. The Company also offers two year memberships for $49.99. Club members receive merchandise discounts of 10% on regularly priced items and 5% on ammunition. Membership fees are deferred and recognized in income as the individual members place orders and receive discounts. Any remaining deferred membership fees are recognized in income after the expiration of the membership.

3. Cash and Cash Equivalents

The Company considers all highly liquid temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company also considers credit card settlements in-transit as cash for reporting purposes.

Excess cash at December 31, 2001 was invested in a money market fund.

4. Accounts Receivable

Accounts receivable consist primarily of amounts owed for merchandise by customers utilizing an installment payment plan and amounts owed for list rental and other advertising services provided by the Company to third parties. The Company had an allowance for doubtful accounts of $211,000 and $54,000 at December 31, 2001 and 2000.

5. Inventory

Inventory consists of purchased finished merchandise available for sale and is recorded at the lower of cost or market with the first-in, first-out method used to determine cost.

6. Promotional Material and Advertising Costs

The cost of producing and mailing catalogs is deferred and expensed over the estimated useful lives of the catalogs. Catalog production and mailing costs are amortized over periods ranging from four to six months from the in-home date of the catalog with the majority of the costs amortized within the first month. The Company estimates the in-home date to be one week from the known mailing date of the catalog. The

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ongoing cost of developing and maintaining the customer list is charged to operations as incurred. All other advertising costs are expensed as incurred.

7. *Property and Equipment*

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company capitalizes external and incremental internal costs of developing computer software (including Internet software) for internal use that represent major enhancements and/or replacements of operating and management systems. Depreciation and amortization is computed using the straight-line method.

8. *Stock Options*

Stock options issued to employees are accounted for under the intrinsic value method. Proforma disclosures as if the fair value method were used are included in Note H.

9. *Net Earnings (Loss) Per Share*

The Company's basic net earnings (loss) per share amounts have been computed by dividing net earnings (loss) by the weighted average number of outstanding common shares. Diluted net earnings per share amounts have been computed by dividing net earnings by the weighted average number of outstanding common shares and common share equivalents relating to stock options and warrants, when dilutive.

For the year ended December 31, 2001, 10,042 common share equivalents were included in the computation of diluted net earnings per share.

For the year ended December 31, 2000, no common share equivalents were included in the computation of diluted net loss per share. If the Company had reported net income in the year ended December 31, 2000, 12,457 common share equivalents would have been included in the computation of net earnings per share.

For the year ended December 31, 1999, 70,395 common share equivalents were included in the computation of diluted net earnings per share.

Options and warrants to purchase 683,549, 650,388 and 500,932 shares of common stock with a weighted average exercise price of $5.68, $6.01 and $6.72 were outstanding at December 31, 2001, 2000 and 1999, but were not included in the computation of diluted net earnings per share because the exercise price exceeded the average market price of the common shares during the period.

10. *Fiscal Year*

The Company's fiscal year ends on the Sunday nearest December 31, but for clarity of presentation, all periods are described as if the year end is December 31. Fiscal years 2001, 2000 and 1999 consisted of 52 weeks.

11. *Fair Values of Financial Instruments*

Due to their short-term nature, the carrying value of the Company's current financial assets and liabilities approximates their fair values. The fair value of the Company's borrowings, if recalculated based on current interest rates, would not significantly differ from the recorded amounts.

12. *Reclassifications*

Certain 2000 amounts have been reclassified to conform to 2001 financial statement presentation.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

13. *Use of Estimates in Preparing Financial Statements*

Preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

14. Recently Released Accounting Pronouncements

The FASB recently issued Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, to address significant implementation issues related to SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, and to develop a single accounting method to account for long-lived assets to be disposed of. SFAS 144 supersedes SFAS 121, but carries over the recognition and measurement provisions in SFAS 121.

SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company does not believe this pronouncement will have a material effect on its financial statements.

NOTE B — PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 31, 2001	December 31, 2000	Estimated useful lives
Machinery, equipment and furniture	$5,330	$5,398	5-12 years
Leasehold improvements	1,781	1,760	Lease life
Computer equipment and accessories	2,303	2,017	3-5 years
Computer software	4,588	4,597	3-5 years
	14,002	13,772	
Less accumulated depreciation and amortization	10,370	8,705	
	$3,632	$5,067	

NOTE C — REVOLVING CREDIT FACILITY

In December 1999, the Company entered into a Credit and Security Agreement with Wells Fargo Bank Minnesota, National Association providing a revolving line of credit up to $20.0 million, as amended, subject to an adequate borrowing base, expiring in December 2002. The revolving line of credit is for working capital and letters of credit. Letters of credit may not exceed $10.0 million at any one time. Funding under the credit facility consists of a collateral base of 45% of eligible inventory, plus 80% of eligible trade accounts receivable. Borrowings bear interest at the bank's prime rate. The revolving credit line is collateralized by substantially all of the assets of the Company.

All borrowings are subject to various covenants. The most restrictive covenants include a limit on quarterly measurements of year-to-date earnings (loss), minimum gross margin percentage, maximum days inventory levels (as defined), maximum annual spending levels for capital assets and prohibits the payment of dividends to shareholders. As of December 31, 2001, the Company was in compliance with all applicable covenants under the revolving line of credit agreement.

NOTE C — REVOLVING CREDIT FACILITY (Continued)

The following is a summary of the credit facility (in thousands):

	Years ended December 31,		
	2001	2000	1999
Borrowings at end of year	$ —	$ 5,225	$12,598
Interest rate at end of year	6.0%	9.5%	8.25%
Maximum month-end borrowing during the year	$9,127	$18,679	$22,685
Average daily borrowing during the year	$3,063	$15,132	$13,333
Weighted average interest rate during the year	14.38%*	9.96%	8.15%
Outstanding letters of credit at end of year	$2,429	$ 1,868	$ 1,531

* Includes a charge of $170,000 to meet bank's minimum interest requirements. Exclusion of the foregoing results in a weighted average rate of 8.83%.

NOTE D — LONG-TERM DEBT

Long-term debt consists of a note payable to a government agency with no interest which is collateralized by machinery, equipment, furniture and fixtures. At December 31, 2001, future maturities of long-term debt are $5,000.

NOTE E — INCOME TAXES

The provision for income tax expense (benefit) consists of the following (in thousands):

	Years ended December 31,		
	2001	2000	1999
Current			
Federal	$2,111	$(946)	$238
State	130	181	5
	2,241	(765)	243
Deferred			
Federal	(1,241)	(170)	(237)
	$1,000	$(935)	$ 6

Differences between income tax expense (benefit) and amounts derived by applying the statutory federal income tax rate to earnings (loss) before income taxes are as follows:

	Years ended December 31,		
	2001	2000	1999
U.S. federal statutory rate	34.0%	(34.0)%	34.0%
State taxes	2.3	4.0	—
Change in valuation allowance	(11.4)	10.4	—
Prior year overaccrual	0.9	(2.4)	—
Other	0.8	(0.7)	0.5
	26.6%	(22.7)%	34.5%

NOTE E — INCOME TAXES (Continued)

The components of deferred taxes consist of the following (in thousands):

	December 31, 2001	December 31, 2000
Current deferred tax assets (liabilities):		
Inventory	$ 673	$ 858
Vacation accrual	174	169
Returns reserve	485	232
Promotional material	(597)	(584)
Prepaid expenses	(189)	(267)
Severance agreements	51	137
Deferred revenue	694	167
Other	191	146
	1,482	858
Valuation allowance	—	(427)
Deferred tax asset	1,482	431
Long-term deferred tax assets (liabilities):		
Internally developed software	(872)	(852)
Depreciation	631	421
Deferred tax liability	(241)	(431)
Net deferred tax liability	$1,241	$ —

The valuation allowance increased by $427,000 during the year ended December 31, 2000 and decreased by $427,000 during the year ended December 31, 2001.

NOTE F — COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company has several long-term operating leases related to building facilities, telecommunications and computer equipment, and long-distance telephone services with varying terms as long as eight years.

At December 31, 2001, future minimum commitments under the above agreements are as follows for the years ended December 31, (in thousands):

2002	$ 3,050
2003	2,828
2004	2,099
2005	1,955
2006	1,903
Thereafter	4,283
	$16,118

In August 2001, the Company exercised an option to lease an additional 100,000 square feet at the Farwell Avenue location effective December 2002. The Company also exercised an option to renew its existing lease at the Farwell Avenue location for another five years.

Rent expense was $2.6 million, $2.8 million and $2.8 million for the years ended December 31, 2001, 2000 and 1999.

NOTE F — COMMITMENTS AND CONTINGENCIES (Continued)

Employment Agreements

The Company has employment agreements with three of its officers and its Chairman. The agreements contain various terms and conditions including a provision for the officers to receive up to three years of base salary upon the occurrence of certain events as defined in the agreement. The officers' agreements provide for automatic annual renewal unless two months' prior written notice is provided by the Company or the officer.

Other

Several states, where the Company does not currently collect and remit sales and use taxes, have attempted to enact legislation that seeks to require out-of-state mail order companies to collect and remit such taxes. No assessments have been made against the Company and, to its knowledge, none has been threatened or is contemplated. The United States Supreme Court has held that such taxes place an unconstitutional burden on interstate commerce, which may only be resolved by actions of the United States Congress.

The Sportsman's Guide, Inc. along with approximately 60 firearms wholesalers/distributors were named as defendants in a lawsuit filed by the National Association for the Advancement of Colored People ("NAACP") that is pending in the United States District Court for the Eastern District of New York (Case No. 99 CV 7037). The NAACP alleges the defendants' firearms distribution practices are resulting in a public nuisance and seeks $20 million to abate the alleged nuisance by modifying the defendants' distribution practices. The Company denies all allegations of misconduct and intends to vigorously defend the case.

Other than the case discussed above, the Company is not a party to any pending legal proceedings other than litigation which is incidental to its business and which the Company believes will not have a material effect on its financial statements.

NOTE G — RELATED PARTY TRANSACTIONS

The Company purchased $0.6 million and $2.8 million of inventory during the years ended December 31, 2000 and 1999 from companies partially owned by a director of the Company. No such purchases were made in 2001.

During 1998, the Company loaned $238,000 to an officer of the Company to be repaid over five years with interest at 5.69% per annum. In February 2001, the Company deferred for two years payment of the first installment due on the loan. At December 31, 2001, the outstanding loan balance was $291,000, including accrued interest.

NOTE H — SHAREHOLDERS' EQUITY

The Company has 40,000,000 authorized shares; 200,000 of Series A Preferred Stock, 36,800,000 of Common Stock and 3,000,000 undesignated shares.

Stock Options

The Company has a stock option plan (the "1991 Plan") which provides participating employees the right to purchase common stock of the Company through incentive stock options. A total of 35,000 shares of common stock are reserved for issuance under the 1991 Plan. Options issued under the 1991 Plan are exercisable over a ten year period from the date of grant. At December 31, 2001, 24,000 options were outstanding, of which 14,250 options were exercisable.

The Company has a non-qualified stock option plan (the "1994 Plan") which provides for the issuance of options to purchase up to 100,000 shares of the Company's common stock to certain employees, contingent

NOTE H — SHAREHOLDERS' EQUITY (Continued)

upon meeting certain quarterly pre-tax earnings levels. Options under the 1994 Plan are exercisable over a ten year period from the date of grant. At December 31, 2001, a total of 34,876 options were outstanding, all of which were exercisable.

The Company has an incentive stock option plan (the "1996 Plan") which provides select key employees the right to purchase common stock of the Company through the exercise of options granted. A total of 600,000 shares of common stock are reserved for issuance under the 1996 Plan. Options issued under the 1996 Plan are exercisable over a ten year period from the date of grant. At December 31, 2001, a total of 498,280 options were outstanding, of which 476,030 options were exercisable.

The Company has an incentive stock option plan (the "1999 Plan") which provides select key employees the right to purchase common stock of the Company through the exercise of options granted. A total of 600,000 shares of common stock are reserved for issuance under the 1999 Plan. Options issued under the 1999 Plan are exercisable over a ten year period from the date of grant. At December 31, 2001, a total of 250,000 options were outstanding, none of which were exercisable.

The following applies to options that are outstanding at December 31, 2001:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.94 — $1.41	15,000	8 years	$0.94	7,500	$0.94
$2.50 — $3.70	344,180	8 years	$2.85	94,180	$2.57
$3.94 — $5.88	177,026	4 years	$4.83	172,026	$4.85
$6.50 — $8.70	270,950	6 years	$6.65	251,450	$6.66
	807,156			525,156	

Exercise prices for all options granted were equal to or higher than the fair value of the Company's common stock on the respective grant dates and, therefore, no compensation expense has been recorded by the Company. A summary of the stock option transactions during the years ended December 31, 2001, 2000 and 1999 is as follows:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	580,856	$5.24	617,069	$5.34	502,219	$5.11
Granted	250,000	2.95	25,000	2.14	119,600	6.33
Exercised	—	—	(1,000)	2.50	(1,250)	5.88
Canceled	(5,275)	6.40	(23,200)	5.48	(2,725)	5.63
Expired	(18,425)	5.34	(37,013)	4.71	(775)	5.91
Outstanding at end of year	807,156	$4.52	580,856	$5.24	617,069	$5.34
Options exercisable at end of year	525,156	$5.25	456,456	$5.10	370,482	$4.86
Weighted average fair value of options granted during the year		$2.66		$1.88		$3.27

The Company's pro forma net earnings (loss) and net earnings (loss) per share for the years ended December 31, 2001, 2000 and 1999 had the fair value based method of accounting for the issuance of stock

NOTE H — SHAREHOLDERS' EQUITY (Continued)

options been used are set forth below. These effects may not be representative of the future effects of applying this method.

		Years ended December 31,		
		2001	2000	1999
		(In thousands, except per share data)		
Net earnings (loss)	As reported	$2,753	$(3,189)	$ 12
	Pro forma	2,500	(3,473)	(314)
Net earnings (loss) per common and common equivalent share				
Basic	As reported	$ .58	$ (.67)	$ —
	Pro forma	.57	(.73)	(.07)
Diluted	As reported	$ .58	$ (.67)	$ —
	Pro forma	.57	(.73)	(.07)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used: zero dividend yield; expected volatility of 95 percent in 2001, 87 percent in 2000, and 25 percent in 1999; risk-free interest rate of 5.5 percent in 2001, 6.15 percent in 2000, and 6.0 percent in 1999; and expected life of 10 years for all years presented.

Warrants

In connection with a public offering of common stock in 1998, warrants to purchase 100,000 shares of common stock at $8.45 per share were issued. The warrants are exercisable immediately and expire February 2003. At December 31, 2001, 100,000 warrants were outstanding, all of which were exercisable.

NOTE I—ADVERTISING EXPENSE

Selling, general and administrative expenses include advertising expenses of $30.8 million, $31.3 million and $38.2 million for the years ended December 31, 2001, 2000 and 1999.

NOTE J—INTERIM FINANCIAL INFORMATION (UNAUDITED)

The following table provides certain unaudited financial information for each of the quarters shown:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands)			
2001				
Sales	$38,931	$31,796	$36,472	$62,476
Gross profit	11,740	10,480	11,897	22,472
Earnings (loss) from operations	(14)	(138)	9	4,482
Net earnings (loss)	(167)	(207)	(124)	3,251
Net earnings (loss) per share	(.04)	(.04)	(.03)	.68
2000				
Sales	$35,946	$30,344	$29,640	$59,008
Gross profit	11,591	10,429	10,001	19,446
Earnings (loss) from operations	(1,031)	(889)	(676)	198
Net loss	(922)	(876)	(692)	(699)
Net loss per share	(.19)	(.18)	(.15)	(.15)

NOTE J—INTERIM FINANCIAL INFORMATION (UNAUDITED) (Continued)

During the fourth quarter of 2001, the Company recorded an income tax benefit of $427,000 related to the reversal of a previously established deferred tax asset valuation allowance.

During the fourth quarter of 2000, the Company recorded expenses of $1.7 million primarily related to executive and other associates' severance commitments, the closing of a retail outlet and the write-off of expenses related to an unsuccessful equity placement.

The Sportsman's Guide, Inc.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	(1) Charged to: Costs and Expenses	(2) Charged to: Other Accounts—Describe	Deductions—Describe*	Balance at End of Period
		(In thousands of dollars)			
Returns Reserve					
December 31, 2001	$ 681	$10,173	$—	$ 9,452	$1,402
December 31, 2000	1,180	9,528	—	10,027	681
December 31, 1999	1,168	11,614	—	11,602	1,180

* Represents actual returns from customers.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item 10 is set forth under "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for our Annual Meeting of Shareholders on April 25, 2002 and is incorporated herein by reference, except for certain information concerning our executive officers which is set forth in Part I of this report.

Item 11. Executive Compensation

The information required by this Item 11 is set forth under "Executive Compensation" in the Proxy Statement for our Annual Meeting of Shareholders on April 25, 2002 and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is set forth under "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement for our Annual Meeting of Shareholders on April 25, 2002 and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information required by this Item 13 is set forth under "Certain Relationships and Related Transactions" and "Compensation Committee Interlocks and Insider Participation" in the Proxy Statement for our Annual Meeting of Shareholders on April 25, 2002 and is incorporated herein by reference.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) 1. Financial Statements

The following financial statements of the Company are included herein at Item 8.

Report of Independent Certified Public Accountants

Balance Sheets as of December 31, 2001 and 2000

Statements of Operations for the years ended December 31, 2001, 2000 and 1999

Statements of Changes in Shareholders' Equity for the years ended December 31, 2001, 2000 and 1999

Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999

Notes to Financial Statements

2. Financial Statement Schedules

The following financial statement schedule of the Company is included herein at Item 8.

Schedule II — Valuation and Qualifying Accounts for the years ended December 31, 2001, 2000 and 1999

3. Exhibits

See Exhibit Index at page 37 of this report.

(b) Reports on Form 8-K

No reports on Form 8-K were filed during the quarter ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE SPORTSMAN'S GUIDE, INC.

By /s/ GREGORY R. BINKLEY
Gregory R. Binkley
President and Chief Executive Officer

Date: February 28, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ GREGORY R. BINKLEY Gregory R. Binkley	President, Chief Executive Officer and Director (principal executive officer)	
/s/ CHARLES B. LINGEN Charles B. Lingen	Executive Vice President of Finance and Administration, Chief Financial Officer, Secretary/Treasurer and Director (principal financial and accounting officer)	February 28, 2002
GARY OLEN* Gary Olen	Chairman of the Board and Director	
VINCENT W. SHIEL* Vincent W. Shiel	Director	
MARK F. KROGER* Mark F. Kroger	Director	
LEONARD M. PALETZ* Leonard M. Paletz	Director	
WILLIAM T. SENA* William T. Sena	Director	
TODD D. PETERSON* Todd D. Peterson	Director	

*By /s/ GREGORY R. BINKLEY
Gregory R. Binkley,
Attorney-In-Fact

EXHIBIT INDEX

Exhibit	Description	Page
3.1	Restated Articles of Incorporation as restated through March 5, 1997 (incorporated by reference to Exhibit 3.1 to Form 10-K for the year ended December 27, 1996, File No. 0-15767)	
3.2	Bylaws (incorporated by reference to Exhibit 3.2 to Form S-18 Registration Statement No. 33-4496C filed April 1, 1986)	
4.1	Specimen of the Company's Common Stock certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to Form S-18 Registration Statement No. 33-4496C filed May 8, 1986)	
4.2	Rights Agreement dated as of May 11, 1999 between the Company and Norwest Bank Minnesota, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to Form 8-K dated May 11, 1999)	
4.3	Form of Promissory Note dated December 27, 1999 issued by the Company (incorporated by reference to Exhibit 4.3 to Form 10-K for the year ended December 31, 1999)	
10.1	Letter of agreement between Vincent W. Shiel and the Company dated September 8, 1989 (incorporated by reference to Exhibit 19.1 to Form 10-Q for the quarter ended September 29, 1989)	
10.2*	Consulting Agreement dated January 11, 1990 between the Company and Outdoor Consulting, Inc. (incorporated by reference to Exhibit 10.16 to Form 10-K for the year ended December 29, 1989)	
10.3*	The Company's 1991 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.16 to Form 10-K for the year ended December 27, 1991)	
10.4*	Agreement between the Company and Gary Olen dated July 1, 1992 granting the use of Mr. Olen's name, picture and likeness (incorporated by reference to Exhibit 10.19 to Form 10-K for the year ended December 31, 1993)	
10.5	Industrial Real Estate Lease between the Company and CB Commercial Real Estate Group, Inc. dated April 22, 1993 (incorporated by reference to Exhibit 10.20 to Form 10-K for the year ended December 31, 1993)	
10.6	Amendment to Industrial Real Estate Lease between the Company and American Real Estate Holdings, L.P. dated February 23, 1998 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 28, 1998)	
10.7	Industrial Real Estate Lease between the Company and AMB Property, L.P. as amended May 24, 1999 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended July 4, 1999)	
10.8	Credit and Security Agreement between the Company and Norwest Bank Minnesota, National Association dated December 27, 1999 (incorporated by reference to Exhibit 10.8 to Form 10-K for the year ended December 31, 1999)	
10.9	First Amendment to Credit and Security Agreement between the Company and Norwest Bank Minnesota, National Association (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2000)	
10.10	Second Amendment to Credit and Security Agreement between the Company and Wells Fargo Bank Minnesota, National Association, f/k/a Norwest Bank Minnesota, National Association dated August 2, 2000 (incorporated by reference to Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2000)	

Exhibit	Description	Page
10.11	Third Amendment to Credit and Security Agreement between the Company and Wells Fargo Bank Minnesota, National Association, f/k/a Norwest Bank Minnesota, National Association dated March 7, 2001 (incorporated by reference to Exhibit 10.11 to Form 10-K for the year ended December 31, 2000)	
10.12	Fourth Amendment to Credit and Security Agreement between the Company and Wells Fargo Bank Minnesota, National Association, f/k/a/ Norwest Bank Minnesota, National Association dated April 17, 2001 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2001)	
10.13	Fifth Amendment to Credit and Security Agreement between the Company and Wells Fargo Bank Minnesota, National Association, f/k/a/ Norwest Bank Minnesota, National Association dated August 14, 2001 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2001)	
10.14*	Form of Stock Option Agreement pursuant to the Company's 1994 Non-Qualified Performance Option Plan (incorporated by reference to Exhibit 10.16 to Form 10-K for the year ended December 27, 1996)	
10.15*	The Company's 1996 Stock Option Plan (incorporated by reference to Exhibit 10.17 to Form 10-K for the year ended December 27, 1996)	
10.16*	Form of Employment Agreement with members of senior management (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to Form S-2 Registration Statement No. 333-31111 filed January 2, 1998)	
10.17*	Employment Agreement between the Company and Gary Olen dated July 1, 2000 (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2000)	
10.18*	Description of 1997 Senior Management Stock Option Plan (incorporated by reference to Exhibit 10.10 to Form 10-K for the year ended December 28, 1997)	
10.19	Replacement Promissory Note from Gary Olen to the Company dated February 11, 2001 (incorporated by reference to Exhibit 10.17 to Form 10-K for the year ended December 31, 2000	
10.20	Stock Pledge Agreement between Gary Olen and the Company dated February 11, 1998 (incorporated by reference to Exhibit 10.11 to Form 10-K for the year ended December 28, 1997)	
10.21*	Consulting Agreement between the Company and William T. Sena dated April 1, 1998 (incorporated by reference to Exhibit 10.15 to Form 10-K for the year ended January 3, 1999)	
10.22*	The Company's 1999 Stock Option Plan (incorporated by reference to Exhibit 10.16 to Form 10-K for the year ended December 31, 1999)	
21.1	Subsidiaries of the Company	
23.1	Consent of Grant Thornton LLP	
24.1	Powers of Attorney of each person whose name is signed to this report pursuant to a power of attorney	
99	Risk Factors	

Those exhibits marked with an asterisk (*) above constitute management contracts or compensatory plans or arrangements for management and executive officers of the Company.

Corporate Information

Officers and Directors

Gary Olen
Chairman and Director

Gregory R. Binkley
President, Chief Executive Officer and Director

Charles B. Lingen
Chief Financial Officer, Executive Vice President of Finance and Administration, Treasurer, Secretary and Director

John M. Casler
Executive Vice President of Merchandising, Marketing and Creative Services

Douglas E. Johnson
Vice President of Marketing

Dale D. Monson
Chief Information Officer and Vice President of Information Systems and Technology

Dr. Vincent W. Shiel
Director, President of Outdoor Consulting, Inc.

Mark F. Kroger
Director

William T. Sena
Director, Investment Advisor with Sena Weller Rohs Williams, Inc.

Leonard M. Paletz
Director, Private Investor

Todd D. Peterson
Director, Managing Director of Spring House Capital, L.L.C.

Annual Meeting

Our annual shareholders' meeting will be held at 2 p.m. on April 25, 2002 in the Company's executive offices located at 411 Farwell Avenue, South St. Paul, Minnesota 55075. All shareholders are welcome to attend and participate in the meeting.

The Sportsman's Guide, Inc. Investor Information

Corporate Headquarters
411 Farwell Avenue
South St. Paul, MN 55075

Form 10-K

Copies of the Form 10-K, filed with the Securities and Exchange Commission, are available upon request to
Charles B. Lingen, Chief Financial Officer
411 Farwell Avenue, South St. Paul, MN 55075

Independent Accountants

Grant Thornton, L.L.P.
500 Pillsbury Center North
200 South Sixth Street
Minneapolis, MN 55402

Corporate Counsel

Chernesky, Heyman & Kress P.L.L.
10 Courthouse Plaza SW, Suite 1100
Dayton, OH 45402

Investor Relations Counsel

BlueFire Partners
150 S. 5th Street, Suite 1300
Minneapolis, MN 55402

Transfer Agent and Registrar

Shareholders wishing to report a change of address should send a note with new and old address to:

Corporate Stock Transfer, Inc.
3200 Cherry Creek Drive South
Suite 430
Denver, CO 80209

The Sportsman's Guide®
A Catalog & Internet Company

411 Farwell Avenue
South St. Paul, MN 55075
651 451-3030

www.sportsmansguide.com
www.bargainoutfitters.com